Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports dated March 12, 2009, relating to the consolidated financial statements of Deltek, Inc. and its subsidiaries (which report expresses an unqualified opinion and contains an explanatory paragraph concerning the change in method of accounting for uncertain tax positions to conform to Financial Accounting Standards Board (FASB) Interpretation No. 48, Accounting for Uncertainty in Income Taxes) and the effectiveness of Deltek, Inc. and its subsidiaries’ internal control over financial reporting, appearing in the Annual Report on Form 10-K of Deltek, Inc. and its subsidiaries for the year ended December 31, 2008.

/s/  Deloitte & Touche LLP

McLean, Virginia

February 25, 2010